UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM S-11A

REGISTRATION STATEMENT
UNDER THE SECURITIES ACT OF 1933

INVESTORS REAL ESTATE TRUST
(Exact name of registrant as specified in governing instruments)

12 SOUTH MAIN STREET
MINOT, ND 58701
(Address of principal executive offices, including zip code)

TIMOTHY P. MIHALICK
12 SOUTH MAIN STREET
MINOT, ND 58701
(Name and address of agent for service)

Copies of communications to:

THOMAS A. WENTZ, JR.
ODELL-WENTZ & ASSOCIATES, L.L.C.
12 SOUTH MAIN STREET
MINOT, ND 58701
(701) 852-1756
FAX (701) 838-7785

Approximate date of commencement of proposed sale to the public: As soon as practicable on or after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 of the Securities Act of 1933, check the following box. ___X___

CALCULATION OF REGISTRATION FEE

Title of Securities to be Registered

Amount to be Registered

Proposed Maximum Offering Price Per Unit

Proposed Maximum Aggregate Offering Price

Amount of Registration Fee

Investors Real Estate Trust Shares of Beneficial Interest	1,200,000 Shares	$8.60 Per Share	$10,320,000.00 aggregate offering price	$454.08

The registrant hereby amends this registration statement on such dates or date as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

Effective Date: June 14, 2000 Prospectus

INVESTORS REAL ESTATE TRUST
12 South Main Street
Minot, ND 58701
(701) 852-1756

For 1,200,000 Shares of Beneficial Interest
$8.60 per Share

THE OFFERING	PER SHARE	TOTAL
Public Price	$8.60	$10,320,000
Selling Commission	$ .69	$ 825,600
Proceeds to IRET	$7.91	$ 9,494,400

The offering price may be higher than the market price of our shares on the day of purchase.

TRADING SYMBOL

NASDAQ Small Cap Market - IRETS

THE COMPANY

The Trust is a Real Estate Investment Trust formed on July 31, 1970. IRET owns approximately 7,250 apartment units and 1,600,000 square feet of commercial property in North Dakota and nine other states.

USE OF PROCEEDS

The proceeds from this offering will be added to the Trust's operating capital to be used for the construction of residential apartment buildings. See "Use of Proceeds."

INVESTMENT IN THE SHARES INVOLVES MATERIAL RISKS AND THERE IS NO GUARANTEE OF RETURN ON INVESTMENT. SEE "RISK FACTORS." AMONG SUCH RISKS ARE THE FOLLOWING:

*	THE ESTIMATED BOOK VALUE OF TRUST SHARES AFTER THIS OFFERING WILL BE $5.01. A PURCHASER PAYING $8.60 PER SHARE WILL INCUR AN IMMEDIATE BOOK VALUE DILUTION OF $3.59 PER SHARE.
*	ECONOMIC CONDITIONS THAT THE TRUST CANNOT CONTROL MAY HAVE A NEGATIVE EFFECT ON THE VALUE OF THE TRUST'S INVESTMENTS AND AMOUNT OF CASH THAT THE TRUST RECEIVES FROM TENANTS.
*	THE TRUST INTENDS TO BORROW 70% OF THE COST OF REAL ESTATE PURCHASED OF CONSTRUCTED.

*	RELATIONSHIP WITH ADVISOR Our operating expenses, including compensation to the advisor and the trustees, must be met regardless of profitability.
*	CONFLICTS OF INTEREST We are subject to various conflicts of interest with the Advisor or Trustees which may negatively impact operations.
*	ENVIRONMENTAL LIABILITY Investments in real property create a potential for environmental liability on the part of the owner of or any mortgage lender on such real property.
*

COMPETITION
Investments of the types in which we are interested may be purchased on a negotiated basis by many kinds of institutions, including other REITs, mutual savings banks, savings and loan associations, commercial banks, insurance companies and, to a lesser extent, pension funds, credit unions and individuals.

*

LIQUIDITY
No assurance can be given that a purchaser of our shares under this Offering would be able to resell such shares when desired. Since October 17, 1997, our shares have been listed for trading on the National Association of Securities Dealers Automated Quotation System Small Capitalization Index (NASDAQ), but no assurance can be given that such listing will continue.

FRONT-END FEES

For the money that is being raised by this offering, there are front-end fees. A front-end fee is a cost or expense of the offering which must be paid regardless of the number of shares sold. The fees are capped in that under no situation shall they exceed the capped amount:

Type	Minimum	Cap	Maximum Percentage
Selling agent commission
8% of the amount sold	0	$ 825,600	8.000%
Legal Fees	$ 7,500	$ 7,500.073%
Advertising, Printing and
Promotion Expenses	$ 15,000	$ 30,000.291%
Registration Fees	$ 10,000	$ 13,000.126%
Accounting Fees	$ 1,000	$ 1,000.009%
	$ 33,500	$ 877,100	8.499%

CONFLICTS
The advisory company and the trustees are able to personally invest in competing real estate and to conduct other business activities which may be in conflict with our business activities. See "Conflicts of Interest."

IRET will be subject to various conflicts of interest arising from its relationship with the Advisor, (Odell-Wentz & Associates, L.L.C.), and its affiliates. The Advisor, its affiliates and the trustees of IRET are not restricted from engaging for their own accounts in business activities of the type conducted by IRET, and occasions may arise when the interests of IRET would be in conflict with those of one or more of the trustees, the Advisor or their affiliates. Any transactions between IRET and any trustee, the Advisor or any of their affiliates, other than the purchase or sale, in the ordinary course of IRET's business, will require the approval of a majority of the trustees who are not interested in the transaction.

The Advisor and its affiliates may receive compensation from IRET for providing various services. See "Compensation Table" and "The Advisory Agreement."

The Advisor is entitled to receive an advisory fee equal to a percentage of the Net Invested Assets of IRET. See "Advisory Agreement." The Advisor also will receive fees in connection with IRET's acquisition or construction of real properties based upon a percentage of the amount paid.

Any trustee or officer may have personal business interests and may engage in personal business activities, which may include the acquisition, syndication, holding, management, development, operation or investment in, for his own account or for the account of others, of interests in entities engaged in the real estate business and any other business.

Neither the Advisor nor its affiliates are prohibited from providing the same services to others, including competitors.

All agreements and arrangements, including those relating to compensation, between IRET and the Advisor or any of their affiliates will not be the result of arm's-length negotiations.

IRET, the Advisor and the principals of IRET and Advisor are not represented by separate counsel. IRET is represented by the law firm of Pringle & Herigstad, P.C., which has also acted and will continue to act as counsel to the Advisor and various affiliates of the Advisor with respect to other matters.

OUR OFFERING
We are offering to sell to the public 1,200,000 of our shares of Beneficial Interest at a price of $8.60 per share. We will be represented by brokerage firms who are members of the National Association of Securities Dealers who will use their best efforts to sell our shares to the public for an 8% commission. If you decide to buy our shares, you will pay $8.60 per share of which approximately $.69 will be paid to the selling brokerage firm and the balance of approximately $7.91 will be paid to us. See "Plan of Distribution."

 WHO MAY INVEST
We are offering shares to residents of the following states: North Dakota, South Dakota, Montana, and Minnesota. Other states may be added by a supplement to this Prospectus. Special disclaimers and investor qualification standards may apply to some of the above states. See "Who May Invest."

A BRIEF DESCRIPTION OF OUR COMPANY
We are a North Dakota Real Estate Trust which has been in business since 1970. We have our only office in Minot, North Dakota, and own a diversified portfolio of apartment complexes and commercial properties in North Dakota and 10 other states. We currently own over 7,250 apartment units and 1,600,000 square feet of commercial property the total original investment in real estate assets exceeds $399,000,000. See "The Company."

CAPITALIZATION
The following shows the amount of assets we owned on January 31, 2000, as well as the liabilities that we owed and the partnership and shareholder equity. We also show the total assets that will be owned IF we sell all of the 1,200,000 shares being offered.

	As of January 31, 2000	After sale of 1,200,000 shares
Total Assets	$389,605,800	$399,048,700	(1)
Less Liabilities	(251,232,306)	(251,232,306)
Less Minority Interest in Operating Partnership	(31,043,744)	(31,043,744)
Shareholders' Equity	$107,329,750	$116,772,650	(1)

(1) Reflects costs of issue of $877,100, deducted from total sale proceeds of $10,320,000 resulting  in the addition of $9,442,900 to total assets.

FINANCIAL INFORMATION

The following table will give you an overview of our financial performance during the past five years. See "Financial Statements" at pages F-1 to F-51.

SELECTED FINANCIAL DATA - ANNUAL

Year Ended April 30	1999	1998	1997	1996	1995

Consolidated Income Statement Data			(Restated)
Revenue	$39,927,262	$32,407,545	$23,833,981	$18,659,665	$13,801,123
Operating Income	6,401,676	4,691,198	3,499,443	3,617,807	3,560,318
Gain on Repossession/Sale of Investments	1,947,184	465,499	398,424	994,163	407,512
Minority Interest Portion of Operating Partnership Income	(774,725)	(141,788)	(18)	---	---
Net Income	7,604,135	5,014,909	3,897,879	4,611,970	3,967,830
Balance Sheet Data
Total Real Estate Investments	280,311,442	213,211,369	177,891,168	122,377,909	84,005,635
Total Assets	291,493,294	224,718,514	186,993,943	131,355,638	94,616,744

Type	Minimum	Cap	Maximum Percentage

Selling agent commission 8% of the amount sold	0	$ 825,600	8.000%
Legal Fees	$ 7,500	$ 7,500.073%
Advertising, Printing and
Promotion Expenses	$ 15,000	$ 30,000.291%
Registration Fees	$ 10,000	$ 13,000.126%
Accounting Fees	$ 1,000	$ 1,000.009%
	$ 35,500	$ 877,100	8.499%

COMPENSATION TABLE

The following table sets forth the fees and other compensation which IRET is to pay in association with this offering. The total operating expenses of IRET shall not exceed the greater of 2% of its average invested assets or 25% of its net income for any fiscal year. From the inception of IRET in 1970, this requirement has been met.

ITEM OF COMPENSATION	RECIPIENT	AMOUNT/METHOD
Advisory Fee	Odell-Wentz & Associates	The advisor will earn annually an additional base fee of $55,045 once the net sale proceeds of $7,863,500 are invested. (.7% of net invested assets).
Advisor Additional Compensation	Odell-Wentz & Associates

1/2 of 1% of the 1st $2,500,000 of value of all acquired assets, except new construction is 1/2 of 1% of the total cost. Upon investment of sale proceeds, the fee will be a minimum of $12,500 to a possible maximum of $39,318.

Incentive Fees	N/A

While authorized by the Restated Declaration of Trust, no incentive fees shall be paid to anyone.  This may be changed by a  vote of the Trustees at anytime with incentive fees then payable for future transactions as limited by the Restated Declaration of Trust.

Broker-Dealer Fees	Selling Brokerage Firms	(Eight percent or $.69 of each share sold) for a total possible commission of $825,600.

MINNESOTA

*

Either individually or with a spouse has an annual gross income of at least $60,000 during the previous calendar year, have a net worth of at least $60,000 (exclusive of principal residence and its furnishings and automobile), and are purchasing shares for only the investors own account or retirement plan.

*

Either individually or with a spouse have a net worth of at least $225,000 (exclusive of the principal residence and its furnishings and automobiles), and are purchasing shares for only the investors own account or retirement plan.

*	For Iowa residents only: All retirement plan purchases must be for a minimum of $2,500.00.

 USE OF PROCEEDS
The net proceeds from the sale of the 1,200,000 shares offered to the public will be added to IRET's operating capital to be used to construct apartment properties in connection with its general business purposes.

The following table sets forth information concerning the projected use of proceeds from the sale of units, assuming that the entire offering of 1,200,000 shares is old. The figures listed cannot be precisely calculated at the present time and may vary materially from the amounts shown.

Assuming all the offered shares are sold after deduction from the offering proceeds of all the front-end fees and expenses associated with the offering, approximately 91.5 percent of the total sale proceeds raised by this offering will be invested by IRET in real property or related investments.

	DOLLARS	PERCENT
GROSS OFFERING PROCEEDS	$10,320,000	100.0%
SELLING COMMISSIONS	(825,600)	8.0%
LEGAL FEES	(7,500)	Less than 1% (.00073)
ADVERTISING, PRINTING AND PROMOTION EXPENSES	(30,000)	Less than 1% (.00291)
REGISTRATION FEES	(13,000)	Less than 1% (.00126)
ACCOUNTING FEES	(1,000)	Less than 1% (.00009)
CASH AVAILABLE FOR CONSTRUCTION OF PROPERTIES	$9,442,900	91.501%

As of the date of this Prospectus, IRET is constructing apartment buildings in Bismarck, ND, and Rochester, MN. These apartments are of a design and type previously constructed by IRET during the past five years in Sioux Falls, South Dakota (98 units), Bismarck, North Dakota (183 units), Minot, North Dakota (196 units), Billings, Montana (232 units) and Grand Forks, North Dakota (250 units).  The apartments constructed in Sioux Falls, Bismarck, Minot, Billings and

Pursuant to the requirements of the Securities Act of 1933, the registrant certified that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-11 as amended and has duly caused this registration to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Minot, State of North Dakota.

Dated this 20th day of March, 2001.

INVESTORS REAL ESTATE TRUST

/S/ Thomas A. Wentz, Jr.
By: Thomas A. Wentz, Jr.
Its: Vice President